UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-

16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2024

Commission File Number: 001-35126

VNET Group, Inc.

Guanjie Building, Southeast 1st Floor

10# Jiuxianqiao East Road

Chaoyang District

Beijing 100016

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

VNET Announces Certain Update on the Voting Arrangement between the Founder and Shandong Hi-Speed Holdings Group Limited

With reference to the Schedule 13D dated January 5, 2024 filed by Shandong Hi-Speed Holdings Group Limited (“SDHG,” 00412.HK) (the “SDHG SC 13D”), Mr. Josh Sheng Chen ("Mr. Chen"), Founder, Co-Chairperson and interim Chief Executive Officer of VNET, various entities wholly owned by him (the “Founder Entities,” together with Mr. Chen, the “Founder Parties”), Success Flow International Investment Limited (“Success Flow”) and Choice Faith Group Holdings Limited (“Choice Faith”), both of which are direct wholly-owned subsidiaries of SDHG, entered into a voting and consortium agreement on November 16, 2023 (the “VCA”), as supplemented by the supplemental agreement dated December 28, 2023 (the “Supplemental VCA” together with the VCA, the “VCAs”).

With further reference to the Amendment No. 9 to the Schedule 13D dated August 22, 2024 filed by Mr. Chen (the “Mr. Chen SC 13D Amendment”), the Founder Parties, Success Flow and Choice Faith entered into a letter agreement dated August 21, 2024 (the “Letter Agreement”), confirming a Triggering Event (as defined thereunder) under the VCAs had occurred on August 21, 2024.

Accordingly, pursuant to the VCAs and the Letter Agreement, starting from August 21, 2024, Success Flow will vote 455,296,932 Class A Ordinary Shares owned by it in accordance with any voting instructions provided by the Founder Parties until December 28, 2026, subject to the terms and conditions under the VCA.

A copy of the VCA is filed as Exhibit 99.3 to the SDHG SC 13D, and a copy of the Supplemental VCA dated December 28, 2023 is filed as Exhibit 99.4 to the SDHG SC 13D. A copy of the Letter Agreement is filed as Exhibit 99.33 to the Mr. Chen SC 13D Amendment.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "target," "believes," "estimates" and similar statements. Among other things, VNET's strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET's goals and strategies; VNET's liquidity conditions; VNET's expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET's services; VNET's expectations regarding keeping and strengthening its relationships with customers; VNET's plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET's reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VNET Group, Inc.

	By:	/s/ Qiyu Wang
	Name:	Qiyu Wang
	Title:	Chief Financial Officer

Date: August 22, 2024